UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 27, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 3Q17 UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

Third quarter 2017

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss SRB framework as of 30 September 2017.

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2016, available under “Annual reporting” at www.ubs.com/investors  and in the “Capital management” section of our UBS Group third quarter 2017 report, available under “Quarterly reporting” at www.ubs.com/investors.

Capital instruments and TLAC-eligible senior unsecured debt¹
CHF million, except where indicated					Swiss SRB, incl. transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
					Going concern	Gone concern²	Going concern	Gone concern²
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.9.17	Amount recognized in regulatory capital as of 30.9.17	Amount eligible for the gone concern requirement as of 30.9.17	Amount recognized in regulatory capital as of 30.9.17	Amount eligible for the gone concern requirement as of 30.9.17	Maturity date	Optional call date
Additional tier 1 capital
1	UBS Group AG, Switzerland	CH0271428317	19.02.15	USD 1,250	1,202		1,202		Perpetual	19.02.20
2	UBS Group AG, Switzerland, or employing subsidiaries³		31.12.14	CHF 436	436		436		Perpetual	01.03.20
3	UBS Group AG, Switzerland, or employing subsidiaries³		31.12.15	CHF 481	481		481		Perpetual	01.03.21
4	UBS Group AG, Switzerland	CH0317921697	21.03.16	USD 1,500	1,426		1,426		Perpetual	22.03.21
5	UBS Group AG, Switzerland	CH0331455318	10.08.16	USD 1,100	1,031		1,031		Perpetual	10.08.21
6	UBS Group AG, Switzerland, or employing subsidiaries³		31.12.16	CHF 399	399		399		Perpetual	01.03.22
7	UBS Group AG, Switzerland	CH0286864027	07.08.15	USD 1,575	1,530		1,530		Perpetual	07.08.25
Total high-trigger loss-absorbing additional tier 1 capital					6,506		6,506
1	UBS Group AG, Switzerland	CH0271428309	19.02.15	EUR 1,000	1,157		1,157		Perpetual	19.02.22
2	UBS Group AG, Switzerland	CH0271428333	19.02.15	USD 1,250	1,209		1,209		Perpetual	19.02.25
Total low-trigger loss-absorbing additional tier 1 capital⁴					2,366		2,366
Total additional tier 1 capital					8,872		8,872

Non-Basel III-compliant tier 1 capital⁵
1	UBS Capital Securities (Jersey) Ltd	XS0336744650	21.12.07	EUR 600		687		687	Perpetual	21.12.17
Total non-Basel III-compliant tier 1 capital						687		687

Tier 2 capital
1	UBS Group AG, Switzerland, or employing subsidiaries³		31.12.12	CHF 403	403			0	01.03.18
2	UBS Group AG, Switzerland, or employing subsidiaries³		31.12.13	CHF 442	442			221	01.03.19
Total high-trigger loss-absorbing tier 2 capital⁶					846			221
1	UBS AG, Switzerland, Stamford branch	US90261AAB89	17.08.12	USD 2,000	1,520	380		1,900	17.08.22
2	UBS AG, Switzerland	CH0214139930	22.05.13	USD 1,500	1,446			1,446	22.05.23	22.05.18
3	UBS AG, Switzerland	CH0244100266	15.05.14	USD 2,500	2,493			2,493	15.05.24
4	UBS AG, Switzerland	CH0236733827	13.02.14	EUR 2,000	2,386			2,386	12.02.26	12.02.21
Total low-trigger loss-absorbing tier 2 capital⁶					7,844	380		8,224
1	UBS AG, Switzerland	CH0035789210	27.12.07	CHF 192		0		0	27.12.17
2	UBS AG, Switzerland, Jersey branch	XS0331313055	19.11.07	GBP 130		169		169	19.11.24	19.11.19
3	UBS AG, Switzerland, New York branch	US870836AC77	21.07.95	USD 251		243		243	15.07.25
4	UBS AG, Switzerland, Jersey branch	XS0062270581	18.12.95	GBP 61		79		79	18.12.25
5	UBS AG, Switzerland, New York branch	US870845AC84	03.09.96	USD 218		192		192	01.09.26
Total non-Basel III-compliant tier 2 capital⁵						683		683
Total tier 2 capital					8,689	1,063		9,128

Capital instruments and TLAC-eligible senior unsecured debt (continued)¹
CHF million, except where indicated					Swiss SRB, incl. transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
					Going concern	Gone concern²	Going concern	Gone concern²
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.9.17	Amount recognized in regulatory capital as of 30.9.17	Amount eligible for the gone concern requirement as of 30.9.17	Amount recognized in regulatory capital as of 30.9.17	Amount eligible for the gone concern requirement as of 30.9.17	Maturity date	Optional call date
TLAC-eligible senior unsecured debt
1	UBS Group Funding (Switzerland) AG	144A: US90351DAA54 RegS: USG91703AA90	24.09.15	USD 1,500		1,436		1,436	24.09.20
2	UBS Group Funding (Switzerland) AG	144A: US90351DAC11 RegS: USG91703AC56	24.09.15	USD 300		291		291	24.09.20
3	UBS Group Funding (Switzerland) AG	144A: US90351DAE76 RegS: USG91703AJ00	05.04.16	USD 1,000		969		969	14.04.21
4	UBS Group Funding (Switzerland) AG	144A: US90351DAD93 RegS: USG91703AH44	05.04.16	USD 2,000		1,897		1,897	15.04.21
5	UBS Group Funding (Switzerland) AG	144A: US90351DAG25 RegS: USG91703AL55	10.08.16	USD 500		476		476	01.02.22
6	UBS Group Funding (Switzerland) AG	144A: US90351DAH08 RegS: USG91703AM39	10.08.16	USD 2,000		1,869		1,869	01.02.22
7	UBS Group Funding (Switzerland) AG	CH0310451841	22.02.16	CHF 300		299		299	22.02.22
8	UBS Group Funding (Switzerland) AG	CH0359915425	20.03.17	EUR 1,750		2,002		2,002	20.09.22	20.09.21
9	UBS Group Funding (Switzerland) AG	CH0302790123	16.11.15	EUR 1,250		1,448		1,448	16.11.22
10	UBS Group Funding (Switzerland) AG	144A: US90352JAA16 RegS: USH4209UAA46	23.03.17	USD 2,000		1,948		1,948	23.05.23	23.05.22
11	UBS Group Funding (Switzerland) AG	144A: US90352JAB98 RegS: USH4209UAB29	23.03.17	USD 1,000		914		914	23.05.23	23.05.22
12	UBS Group Funding (Switzerland) AG	144A: US90352JAE38 RegS: USH4209UAG16	15.08.17	USD 2,000		1,915		1,915	15.08.23	15.08.22
13	UBS Group Funding (Switzerland) AG	144A: US90352JAD54 RegS: USH4209UAF33	15.08.17	USD 1,250		1,186		1,186	15.08.23	15.08.22
14	UBS Group Funding (Switzerland) AG	CH0314209351	04.03.16	EUR 750		850		850	04.03.24
15	UBS Group Funding (Switzerland) AG	CH0365501516	18.05.17	CHF 400		401		401	18.05.24	18.05.23
16	UBS Group Funding (Switzerland) AG	CH0341440334	30.11.16	EUR 1,250		1,419		1,419	30.11.24	30.11.23
17	UBS Group Funding (Switzerland) AG	144A: US90351DAB38 RegS: USG91703AB73	24.09.15	USD 2,500		2,422		2,422	24.09.25
18	UBS Group Funding (Switzerland) AG	CH0310451858	22.02.16	CHF 150		147		147	23.02.26
19	UBS Group Funding (Switzerland) AG	144A: US90351DAF42 RegS: USG91703AK72	05.04.16	USD 2,000		1,856		1,856	15.04.26
20	UBS Group Funding (Switzerland) AG	CH0336602930	01.09.16	EUR 1,250		1,360		1,360	01.09.26	01.06.26
21	UBS Group Funding (Switzerland) AG	144A: US90352JAC71 RegS: USH4209UAC02	23.03.17	USD 2,000		1,975		1,975	23.03.28	23.03.27
Total TLAC-eligible senior unsecured debt						27,081		27,081

1 Refer to "Capital instruments" under "Bondholder information" at www.ubs.com/investors for more information on the key features and the terms and conditions of the capital instruments included in the above table as of 30 September 2017. Instruments are listed according to their maturity or optional call date.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    3 Relates to deferred contingent capital plan (DCCP) awards.    4 Outstanding low-trigger loss-absorbing additional tier 1 capital instruments are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    5 Non-Basel III-compliant tier 1 and tier 2 capital instruments qualify as gone concern instruments.    6 Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2017 report and its Annual Report 2016 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

Title:    Executive Director

Date:  October 27, 2017